Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 4, 2022

1.Date, Time and Place: on May 4, 2022, at 11:00 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, a meeting of its Board of Directors (“Board”).

2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer, and Silvia Krueger Pela was the secretary.

4.Agenda: Resolve on (i) the Company’s Stock Buyback Program and (ii) the authorization for the Company’s Board of Officers to perform all acts necessary to implement the resolutions eventually approved in the Meeting.

5.Minutes in Summary Form: The Directors present unanimously and without reservations resolved the drawing up of these minutes in summary form.

6.Resolutions: The Directors present, unanimously and without reservations, also resolved:

6.1.Approve the acquisition by the Company, of up to 20,000,000 common stocks of its own issuance (“Buyback Stocks”), in compliance with the limits set forth in the applicable regulation, without reduction of the capital stock, to be held in treasury and later disposal and/or cancellation (“Buyback Program”).

6.1.1.Record that the total number of stocks held in treasury by the Company may not exceed the maximum limit of 10% of the free float stocks in the market, as provided for in article 8 of CVM Resolution No. 77, dated as of March 29, 2022 (“RCVM 77”), observed that, based on the shareholding composition on March 31, 2022:

(a)the Company holds 726,823,001 common, registered, book-entry, no par value stocks issued by the Company free floating in the market, pursuant to article 1, sole paragraph, sub-item I, of RCVM 77 (“Free Float Stock”);

(b)the Buyback stocks represent approximately 2.8% of the Free Float Stock; and

(c)the Company already holds in treasury 11,911,569 stocks issued by it, representing approximately 1.6% of the Free Float Stock.

6.1.2.Record that the acquisitions of the Buyback Stocks will be carried out at B3 S.A. –Brasil, Bolsa, Balcão (“B3”), at market prices, at the Company’s convenience, considering the quotation value of its stocks and the Company’s cash resources or available funds, observing that the following will be used for such acquisitions (i) the balances of the available profit and capital reserves, excluding the balances of the reserves indicated in sub-item I of § 1 of article 8 of the RCVM 77, and (ii) the realized result of the current fiscal year, segregating the allocations to the reserves specified in article 8, § 1, of the RCVM 77, as calculated in the Company’s last approved balance sheet.

6.1.3.Record that the acquisitions of the Buyback Stocks will be intermediated by the following brokers: (i) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul in the City and State of São Paulo, ZIP Code: 04551-060; (ii) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6th floor, in the City and State of São Paulo, ZIP Code 04538-132; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Avenida Brigadeiro Faria Lima, 3477 - 14th Floor (Part), in the City and State of São Paulo, ZIP Code: 04538-133; (iv) J. P. Morgan CCVM S.A., with head office at Av. Brigadeiro Faria Lima 3,729, 13th floor (Part), in the City and State of São Paulo, ZIP Code: 04538-905; (v) ITAU  CV  S.A, with head office at Av. Brigadeiro Faria Lima 3400, 10th floor, in the City and State of São Paulo, ZIP Code: 04538-132; and (vi) BRADESCO S.A. CTVM, with head office at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, ZIP Code: 01310-100.

6.1.4.Record that the acquisition of the Buyback Stock may be settled within a maximum period of eighteen (18) months counted as of May 4, 2022 (“Buyback Term”), so that the Buyback Term will end on November 4, 2023 (inclusive).

6.1.5.Record that the Company’s management shall promote the cancellation and/or disposal of the stocks held in treasury, whenever it determines that the balance of available funds was exceeded, as determined in its last published financial statements, observing that such cancellation and/or disposal shall occur within six (6) months as of the publication of the financial statements in which the excess was determined.

6.1.6.Record that the purpose of the Buyback Program is to maximize the generation of value for the stockholders, by allowing the Company to make an efficient allocation of capital considering the potential profitability of its stocks, in order to provide greater future returns to its stockholders. Additionally, the buyback signals to the market the management’s confidence in the Company’s performance.

6.1.7.Record that, in compliance with the provisions of article 33, sub-item XXXV, of CVM Resolution No. 80 dated March 29, 2022 (“RCVM 80”), the Company will disclose the information indicated in Exhibit G to RCVM 80 according to Exhibit I to these minutes.

6.1.8.Record that the Directors believe that the Company’s financial situation is compatible with the acquisition of the Buyback Stocks in accordance with approved herein, and do not expect any impact (i) on the fulfillment of obligations assumed with creditors and (ii) on the payment of mandatory, fixed or minimum dividends, in view of the Company’s liquidity situation and cash generation.

6.2.To authorize the Company’s Board of Officers to perform all acts necessary for the implementation of the resolutions approved at the Meeting.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, May 4, 2022.

Board:

___________________________ David Feffer Chairman	___________________________ Silvia Krueger Pela Secretary

Directors Present:

___________________________ David Feffer Chairman of the Board	___________________________ Daniel Feffer Vice-Chairman of the Board of Directors
___________________________ Nildemar Secches Vice-Chairman of the Board of Directors	___________________________ Ana Paula Pessoa Director
___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director
___________________________ Paulo Rogerio Caffarelli Director	___________________________ Paulo Sergio Kakinoff Director

___________________________ Rodrigo Calvo Galindo Director

SUZANO S.A.

Publicly Held Company

Corporate Taxpayers’ Register (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 4, 2022

EXHIBIT I

Exhibit G to the CVM Resolution No. 80, dated March 29, 2022

Negotiation of Stocks Issued by the Company

1. Justify in detail the purpose and the expected economic effects of the transaction:

The Company’s Stock Buyback Program, approved at the Board of Directors Meeting held on May 4, 2022, has as its main purpose maximize the generation of value for the stockholders, by allowing the Company to make an efficient allocation of capital considering the potential profitability of its stocks, in order to provide greater future returns to its stockholders. Additionally, the buyback signals to the market the management’s confidence in the Company’s performance.

Regarding its economic effects, the Buyback Program may generate to the stockholders, (a) eventual higher return in dividends and/or interest on stockholders’ equity, since the stocks acquired by the Company are not entitled to receive dividends, so that dividends and/or interest on stockholders’ equity will be paid for a smaller number of stocks, and (b) eventual increase of the percentage of stockholders’ interest in the Company, in the event of cancellation of stocks held in treasury.

2. Inform the numbers of (i) free float stocks and (ii) stocks already held in treasury:

Based on the shareholding composition as of March 31, 2022, (i) the Company holds 726,823,001 common, registered, book-entry, no par value stocks issued by the Company free floating in the market (“Free Float Stock”), and (ii) the Company holds in treasury 11,911,569 stocks issued by it, representing approximately 1.6% of the Free Float Stock.

3. Inform the number of stocks that may be acquired or disposed of:

As a result of the approval of the Buyback Program, the Company may acquire, within the limits provided for in the applicable regulations, up to 20,000,000 common shares of its own issue, representing, on March 31, 2022, approximately 2.8% of the Free Float Stock.

4. Describe the main features of the derivative instruments that the company will use, if any:

The Company does not intend to make use of derivative instruments under the Buyback Program.

5. Describe, if any, any existing voting agreements or guidelines between the company and the counterparty of the transactions:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

6. In the event of transactions conducted outside of organized securities markets, inform: (a) the maximum (minimum) price at which the stocks will be acquired (sold); and (b) if applicable, the reasons justifying the transaction at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of sale, than the average quotation, weighted by volume, on the ten (10) previous trading sessions:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the company’s administrative structure:

Not applicable, since the concretization of the negotiations should not affect the shareholding control or the Company’s administrative structure.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this subject, also provide the information required by art. 9 of CVM Resolution No. 81, dated March 29, 2022:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

9. Indicate the allocation of the earned income, if any:

Not applicable.

10. Indicate the maximum term for settlement of authorized transactions:

The maximum term for the settlement of the transaction is eighteen (18) months from the approval date of the Buyback Program by the Board of Directors (i.e., May 4, 2022), so that such term will end on November 4, 2023 (inclusive).

11. Identify institutions that will act as intermediaries, if any:

The acquisitions of the Buyback Stocks will be intermediated by the following brokers: (i) XP Investimentos CCTVM, Av.  Chedid Jafet,  75 - Torre Sul in the City and State of São Paulo, ZIP Code: 04551-060; (ii) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6th floor, in the City and State of São Paulo, ZIP Code 04538-132; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Avenida Brigadeiro Faria Lima, 3477 - 14th Floor (Part), in the City and State of São Paulo, ZIP Code: 04538-133; (iv) J. P. Morgan CCVM S.A., with head office at Av. Brigadeiro Faria Lima 3,729, 13th floor (Part), in the City and State of São Paulo, ZIP Code: 04538-905; (v) ITAU  CV  S.A, with head office at Av. Brigadeiro Faria Lima 3400, 10th floor, in the City and State of São Paulo, ZIP Code: 04538-132; (vi) BRADESCO S.A. CTVM, with head office at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, ZIP Code: 01310-100.

12. Specify the available resources to be used, in accordance with art. 8, § 1, of CVM Resolution No. 77, dated March 29, 2022:

The following financial resources will be used for the acquisition of stocks within the scope of the Buyback Program corresponding (i) to the balances of the available profit and capital reserves, excluding the balances of the reserves indicated in sub-item I of § 1 of article 8 of CVM Resolution No. 77, dated March 29, 2022 (“RCVM 77”), and (ii) to the realized result of the current fiscal year, segregating the allocations to the formation of the reserves specified in article 8, § 1, of RCVM 77, as calculated in the Company’s last approved balance sheet.

13. Specify the reasons why the members of the board of directors are comfortable that the stocks buyback will not jeopardize the fulfillment of obligations to creditors or the payment of mandatory, fixed or minimum dividends:

The Board of Directors believe that the Company’s financial situation is compatible with the acquisition of stocks within the scope of the Buyback Program, and do not expect any impact (i) on the fulfillment of obligations assumed by the Company with creditors and (ii) on the payment of mandatory, fixed or minimum dividends, in view of the Company’s liquidity situation and cash generation.